ELMCORE SECURITIES LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2017

ELMCORE SECURITIES LLC

Table of Contents

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68946

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elmcore Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8985 S. Eastern Avenue, Suite 205
(No. and Street)

Las Vegas	Nevada	89123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Felix Danciu — 702-637-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Felix Danciu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elmcore Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIELLE THOMSEN
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 16-1558-1
My Appt. Expires Jan. 27, 2020

Danielle Thomsen
Notary Public

Felix Danciu
Signature

CEO
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of Elmcore Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Elmcore Securities LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Elmcore Securities LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elmcore Securities LLC's management. My responsibility is to express an opinion on Elmcore Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Elmcore Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.



Brian W. Anson, CPA

I have served as Elmcore Securities LLC's auditor since 2013.

Tarzana, California

January 19, 2018

ELMCORE SECURITIES LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	414,330
Accounts Receivable		0
Other Assets		2,270
Total Assets	$	416,600

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	1,272
Due to Related Party		58,659
Total Liabilities	$	59,931

MEMBER'S EQUITY

Member's Equity	$	356,669
Total Member's Equity	$	356,669
Total Liabilities and Member's Equity	$	416,600

ELMCORE SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2017

REVENUE:		
Fees	$	623,500
Total Revenue		623,500
EXPENSES:		
Salaries and Benefits		382,440
Occupancy and Equipment Expenses		62,858
Professional Service Fees		17,588
Travel and Entertainment		15,202
Research		9,073
Regulatory Fees		7,343
Promotional Fees		20,695
Technology, Data and Communication Costs		11,645
Other General and Administrative Expenses		5,973
Fees Paid to Third-Party Service Providers		2,798
Bad Debt		40,000
Total Expenses		575,615
NET INCOME	$	47,885

ELMCORE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

	Total Member's Equity
Beginning Balance December 31, 2016	$ 425,872
Member Distribution	(117,087)
Net Income	47,885
Ending Balance December 31, 2017	$ 356,669

ELMCORE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2017

Operating Activities		
Net Income	$	47,885
Bad Debt		40,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts Receivable		66
Other Assets		(1,503)
Accounts Payable		14,587
Total Adjustments		53,150
Net Cash Provided by Operating Activities		101,035
Financing Activities		
Member Distributions		(117,087)
Net Cash Used in Financing Activities		(117,087)
Decrease in Cash		(16,052)
Cash, Beginning of Year		430,383
Cash, End of Year	$	414,330
Supplemental Disclsoure of Cash Flow Information		
Cash Paid During the Year for:		
Interest		0
Taxes		0

ELMCORE SECURITIES LLC
Notes to Financial Statements
For the Year Ended December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Elmcore Securities LLC (the "Company") was formed in May 2011 in the State of Nevada as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Elmcore Group Inc. is the sole member of the Company. The Chief Executive Manager of the Company is Felix Danciu, who owns a majority of the stock of Elmcore Group Inc.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its member, has elected to be a limited liability company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to audit by the taxing agencies for years ended December 31, 2014 through 2016.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Warrants in the amount of $10 are considered Level 3 inputs at December 31, 2017.

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through January 19, 2018, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure. On January 6, 2018, there was $100,000 distribution to Elmcore Group Inc.

ELMCORE SECURITIES LLC
Notes to Financial Statements
For the Year Ended December 31, 2017

Note 2: <u>COMMITMENTS AND CONTINGENCIES</u>

The Company has an expense sharing agreement with its sole member, Elmcore Group Inc., and shares a proportional amount of the common expenses as outlined in its expense sharing agreement, as amended from time to time. The Company paid $455,744 to its related parties for the year ended December 31, 2017. At December 31, 2017, the Company owed Elmcore Group Inc. $58,659.

Note 3: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017 the Company had net capital of $354,399, which was $349,399 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $59,931 to net capital was 0.17 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker-dealer.

ELMCORE SECURITIES LLC

Schedule I
Statement of Net Capital
For the Year Ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Member's Equity, December 31, 2017	$ 356,669	$ 356,669	0
Less: Non-Allowable Assets:			
Other Assets	2,270	2,270	0
Tentative Net Capital	354,399	354,399	0
Haircuts	0	0	0
Net Capital	354,399	354,399	0
Minimum Net Capital	5,000	5,000	0
Excess Net Capital	349,399	349,399	0
Aggregate Indebtedness	$ 59,931	$ 59,931	0
Ratio of Aggregate Indebtedness to Net Capital	0.17	0.17	

There were no differences between the results of the Focus report and the audit at December 31, 2017.

ELMCORE SECURITIES LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2017

The Company is exempt from the Rule 15c3-3 as it relates to possession and
control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

I, as a member of management of Elmcore Securities LLC, a Nevada limited liability company (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Elmcore Securities LLC,
a Nevada limited liability company

By: _____

Felix Danciu, CEO

_____
(Name and Title)

January 19, 2018

_____
(Date)

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Elmcore Securities LLC
Las Vegas, Nevada

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Elmcore Securities LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Elmcore Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Elmcore Securities LLC, stated that Elmcore Securities LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Elmcore Securities LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Elmcore Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 19, 2018